Exhibit 17.2

[Letterhead of Michael P. Nevin]

April 12, 2018

Conduent Incorporated
100 Campus Drive, Suite 200
Florham Park, New Jersey

Re:            Setting the Record Straight

Ladies & Gentlemen:

I am writing to inform you that I disagree with a large number of the statements made by Conduent in the Current Report on Form 8-K that was filed by the company on April 11, 2019 to report my resignation from the board of directors.

First and foremost, Conduent’s assertion that it furnished me with a copy of the 8-K filing, providing me with the opportunity to advise the company whether or not I agreed with the statements therein, is unequivocally false. I never received any such thing from the company. The only materials I saw with respect to the 8-K filing were forwarded to me by my former fellow director, Courtney Mather.

I resigned because I was fed up with being misled by the Chairman of the Board and tired of the lax governance practices that I observed during my tenure on the board — pure and simple. Any suggestion by Conduent that my resignation was somehow an attempt by my employer, Carl Icahn, to take control of the company’s board is unequivocally false.

Following the delivery of my letter of resignation, Courtney Mather contacted Chairman Bill Parrett to discuss my resignation, at which time Mr. Parrett requested an opportunity to speak with Mr. Icahn. Subsequently, Messrs. Icahn and Mather had a phone conversation with Parrett on Sunday, April 7, 2019. Both Mr. Icahn and Mr. Mather recounted to me the details of this phone conversation.

Mr. Icahn told Chairman Parrett that he believed Parrett and CEO Ashok Vemuri were directly responsible for the 40% decline in Conduent’s stock price since last September for many of the same reasons mentioned in my resignation letter. Mr. Icahn also echoed my extreme concern regarding the proposal to immediately remove Conduent’s matching contributions from thousands of employees’ 401(k) plans, and the attempt to rush a vote on this critical matter on a Saturday afternoon in order to be able to include the associated cost-savings in the company’s quarterly earnings. Mr. Icahn expressed his belief (which I share) that the 401(k) proposal was nothing more than an attempt to artificially manage earnings so that they would exceed the consensus estimates for the quarter and thus keep the stock from tumbling. Mr. Icahn also told Chairman Parrett in no uncertain terms that he believed Parrett’s gross negligence in his handling of the 401(k) vote could well bring on personal liability as well as issues for the company as a result of inaccurate disclosures concerning these items. Parrett responded that he was not the Chair of the Compensation Committee (rather it was Joie Gregor), but that, as Chairman of the company, he should take some of the responsibility for the lapses that Mr. Icahn complained of.

In addition, the company’s assertion in the 8-K filing that Mr. Icahn demanded that Bill Parrett resign as Chairman so that he could personally designate a new Chairman is not accurate. Messrs. Icahn and Mather both told me that, in the phone discussion, Mr. Icahn merely expressed the belief that one of his board designees should succeed Parrett as Chairman. Separately, Mr. Icahn suggested that an additional individual with relevant expertise should be added to the board, and that this candidate should be mutually acceptable.

Mr. Icahn also told Chairman Parrett during their discussions that he believed Parrett’s lax oversight had resulted in the waste of millions of dollars on the decade-long Texas lawsuit — to the detriment of Conduent’s shareholders. Further, Mr. Icahn repeated my view that the matter was completely mishandled by the company’s General Counsel and that Parrett had done nothing to resolve this litigation which had been an albatross around the company’s neck and was an existential threat. Mr. Icahn told Parrett that this litigation, which was lingering for years, was resolved in a matter of weeks only when I and certain other board members involved ourselves in the situation. Mr. Icahn went on in the heated discussion to state his view that Parrett should resign because he was hurting, rather than helping, the company.

Subsequent to this conversation, Chairman Parrett called Mr. Mather and proposed that, if I were to withdraw my resignation, Parrett would support the candidate preferred by Mr. Icahn’s board designees for hiring as the company’s new Chief Operations Officer, who he suggested might ultimately replace Ashok as CEO at some time in the future. This offer was turned down because of a lack of trust in any more of Parrett’s promises.

Finally, I believe the statements in the 8-K about the accomplishments of Conduent are completely disingenuous. The company’s stock is down almost 44% from its recent peak in September and the company’s revenue is on the wane. As I described in my resignation letter, there have been a number of missteps and mistakes and I completely stand by my statements. There is no question that the board must take bold action immediately.
Sincerely,

/s/ Michael Nevin
Michael Nevin